SLICESPACE INC.

FINANCIAL STATEMENTS

FOR THE PERIOD FROM MAY 18, 2022 TO JULY 31, 2022

SLICESPACE INC.

FOR THE PERIOD FROM MAY 18, 2022 TO JULY 31, 2022

CONTENTS

BARTON CPA

Certified Public Accountants and Advisors
A PCAOB Registered Firm
817-721-0341 bartoncpafirm.com Cypress, Texas

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
SliceSpace, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of SliceSpace Inc., which comprise the balance sheet as of July 31, 2022, and the related statements of operations, stockholder's deficit, and cash flows for the period from May 18, 2022 ("Inception") to July 31, 2022, and the related notes to the financial statements.

In our opinion, the above mentioned accompanying financial statements present fairly, in all material respects, the financial position of SliceSpace Inc. as of July 31, 2022, and the results of its operations and its cash flows for the period from May 18, 2022 ("Inception") to July 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of SliceSpace Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to commence intended operations, and therefore a substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SliceSpace Inc..'s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.
Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SliceSpace Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SliceSpace Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control–related matters that we identified during the audits.

BARTON CPA

Houston, Texas
August 13, 2022

SLICESPACE INC.
BALANCE SHEET

	July 31, 2022
ASSETS	
Current assets	
Cash and cash equivalents	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities	
Related party payable	$ 284,945
Total current liabilities	284,945
Total liabilities	284,945
Commitments and contingencies	
Stockholder's deficit	
Common stock, par value $0.00001, 10,000,000 authorized, 4,000,000 issued and outstanding	40
Additional paid-in capital	(27,000)
Subscription receivable	(40)
Accumulated deficit	(257,945)
Total stockholder's deficit	(284,945)
Total liabilities and stockholder's deficit	$ -

See accompanying notes to financial statements.

SLICESPACE INC.
STATEMENT OF OPERATIONS

		Period from May 18, 2022 to July 31, 2022
Revenue	$	-
Operating cost and expenses		
General and administrative		257,945
Total operating expenses		257,945
Net loss	$	(257,945)

See accompanying notes to financial statements.

SLICESPACE INC.
STATEMENT OF STOCKHOLDER'S DEFICIT

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholder's Deficit
	Shares	Amount				
Balance at May 18, 2022 (Inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	4,000,000	40	-	(40)	-	-
Offering costs	-	-	(27,000)	-	-	(27,000)
Net loss	-	-	-	-	(257,945)	(257,945)
Balance at July 31, 2022	4,000,000	$ 40	$ (27,000)	$ (40)	$ (257,945)	$ (284,945)

See accompanying notes to financial statements.

SLICESPACE INC.
STATEMENT OF CASH FLOWS

		Period from May 18, 2022 to July 31, 2022
Cash flows from operating activities		
Net loss	$	(257,945)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		284,945
Net cash provided by operating activities		27,000
Cash flows from financing activities		
Offering costs		(27,000)
Net used in financing activities		(27,000)
Net change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental cash flow information		
Cash paid for interest expense	$	-
Cash paid for taxes	$	-

See accompanying notes to financial statements.

NOTE 1: Nature of operations

Nature of the business

SliceSpace Inc. (the "Company"), was incorporated in the State of Delaware on May 18, 2022 (“Inception”). The Company is a marketplace where commercial real estate owners can sell tokenized versions of equity.

Going concern and management’s plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company has a limited operating history and has not yet generated a profit from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2: Summary of significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition

The Company will recognize revenue in accordance with ASC 606 Revenue from Contracts with Customers. The Company will determine revenue recognition through the following steps:1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation. To date, the Company has not generated any revenues.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2: Summary of significant accounting policies (continued)

Income Taxes

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Subscription receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholder’s deficit on the balance sheet.

Offering costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholder’s equity (deficit) or the related debt, as applicable. Costs related to unsuccessful offerings are expensed.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (I) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3: Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4: Stockholder’s deficit

Common stock

At inception the Company was authorized to issue 10,000,000 shares of $0.00001 par value Common Stock. As of July 31, 2022, 4,000,000 shares were issued and outstanding.

NOTE 4: Stockholder's deficit (continued)

Voting

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

2022 equity incentive plan

On May 24, 2022, the Company adopted the 2022 SliceSpace Equity Incentive Plan (the "2022 Plan"). The 2022 Plan, through the grant of Stock Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock. The Company reserved 444,444 shares of common stock issuable upon the grant of awards. As of July 31, 2022, under the 2022 Plan, the Company had not issued any options.

NOTE 5: Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through August 13, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.